Exhibit 12
Sandy Spring Bancorp, Inc.
Computation of Consolidated Ratio of Earnings to
Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Year Ended December 31,
	2008		2007		2006		2005		2004
Interest expense on deposits	$42,816		$59,916		$39,334		$21,482		$13,059
All other interest expense	19,534		18,128		20,867		13,860		22,957
Total fixed charges	$62,639		$78,044		$60,201		$35,342		$36,016

Income before taxes	19,421		45,233		45,760		45,293		12,688
Add: fixed charges	62,639		78,044		60,201		35,342		36,016
Income before taxes and fixed charges	$82,060		$123,277		$105,961		$80,635		$48,704

Ratio of earnings to fixed charges:
Excluding interest on deposits	1.98	x	3.50	x	3.19	x	4.27	x	1.55	x
Including interest on deposits	1.31	x	1.58	x	1.76	x	2.28	x	1.35	x